Exhibit 1

Media Relations	Investor Relations
Andrea Castro Velez	Pablo Gutierrez
+57 (1) 603-9134	+57 (1) 603-9051
andrea.castro@cemex.com	pabloantonio.gutierrez@cemex.com

CLH’S CONSOLIDATED GRAY CEMENT VOLUMES

IMPROVED DURING THE THIRD QUARTER

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Consolidated gray cement volumes reached 1.5 million tons during the third quarter, an improvement of 1%, compared to those of the same period of last year, driven by improved volumes mainly in Colombia

•	In Colombia, net sales improved by 8% during the quarter in local-currency terms, compared to those of the same period of 2018, driven by increased volumes and prices in all our 3 core products
•	Free cash flow reached US$50 million during the first nine months of the year, an improvement of 43% on a year-over-year basis
•	Net debt was reduced by US$62 million during the first nine months of the year, from US$827 million as of December, to US$765 million as of September

BOGOTA, COLOMBIA. OCTOBER 24, 2019 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$245 million during the third quarter of 2019, a decline of 12% in U.S.-dollar terms or of 4% in local-currency terms, compared to those of the same period of 2018. Operating EBITDA reached US$46 million during the third quarter, a decline of 26% in U.S.-dollar terms or of 20% in local-currency terms, on a year-over-year basis.

During the third quarter of 2019, consolidated domestic gray cement volumes increased by 1%, while both ready-mix and aggregates volumes declined by 9%, compared to those of the third quarter of 2018. Consolidated prices in local-currency terms for domestic gray cement and ready-mix declined by 1% and 2%, respectively, while for aggregates increased by 1%, during the quarter on a year over year basis.

Jesus Gonzalez, CEO of CLH, said, “We are encouraged by the positive trends in Colombian-cement demand and by our cement volume and price performance in this country during the first nine months of the year. Nevertheless, this positive trend in sales was not strong enough to offset the increases in coal, electricity and distribution costs in Colombia, and the much weaker markets across Central America. To respond to this challenge, as part of our A Stronger CEMEX plan, we have saved so far US$12 million, out of our new 2019 target of US$16 million of recurring savings”.

Jesus Gonzalez added, “Despite this challenging environment, we are pleased with our free cash flow generation and debt reduction during the first nine months of the year. Our free cash flow reached US$50 million dollars in this period, an improvement of 43% on a year-over-year basis. We reduced our net debt by US$62 million dollars, from US$827 million as of December to US$765 million as of September”.

Consolidated Corporate Results

During the third quarter, controlling interest net income was a loss of US$4 million, compared to a gain of US$19 million during the same quarter of 2018.

Geographical Markets Third Quarter 2019 Highlights

Operating EBITDA in Colombia reached US$20 million, 25% lower in U.S.-dollar terms or 12% lower in local-currency terms, compared to that of the third quarter of 2018. Net sales on a year-over-year basis declined by 6% in U.S.-dollar terms or increased by 8% in local-currency terms, to US$127 million, during the quarter.

In Panama, operating EBITDA declined by 18% to US$14 million during the quarter. Net sales reached US$45 million during the third quarter of 2019, a 22% decline compared to those of the same period of 2018.

In Costa Rica, operating EBITDA reached US$5 million during the quarter, 58% lower both in U.S.-dollar and local-currency terms, on a year-over-year basis. Net sales reached US$25 million, a decline of 25% in U.S.-dollar terms or of 24% in local-currency terms, compared to those of the third quarter of 2018.

In the Rest of CLH operating EBITDA declined by 15% in U.S.-dollar terms or by 13% in local-currency terms, to US$14 million during the quarter. Quarterly net sales reached US$51 million, 9% lower in U.S.-dollar terms or 6% lower in local-currency terms, compared to those of the same period of 2018.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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